                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13D


                  Under the Securities Act of 1934
                   (Amendment No. ______________)*


                    Onyx Acceptance Corporation
-----------------------------------------------------------------
                          (Name of Issuer)

              Common Stock, Par Value $0.01 per share
-----------------------------------------------------------------
                    (Title of Class of Securities)

                             682 914 106
                --------------------------------
                           (CUSIP Number)

                          Robert J. Flax
    Executive Vice President, General Counsel and Secretary
                     Bay View Capital Corporation
             1840 Gateway Drive, San Mateo, California 94404
-----------------------------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                            March 17, 1998
-----------------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 682 914 106       13D

1     NAME OF REPORTING PERSON
      IDENTIFICATION NUMBER OF ABOVE PERSON
      (VOLUNTARY)

      Bay View Capital Corporation 94-3078031
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) ___     (b) ___
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      WC
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                __
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7   SOLE VOTING POWER
NUMBER OF          330,530
SHARES         --------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
OWNED BY           0
EACH           --------------------------------------------------
REPORTING      9   SOLE DISPOSITIVE POWER
PERSON WITH        330,530
               --------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   0
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     330,530
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                         __
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
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

Item 1.     Security and Issuer

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Onyx Common Stock"), of Onyx Acceptance Corporation ("Onyx"). The principal executive offices of Onyx are located at 8001 Irvine Center Drive, 5th Floor, Irvine, California 92618.

Item 2.     Identity and Background

     This statement is being filed by Bay View Capital Corporation, a Delaware corporation ("Bay View"). The principal executive offices of Bay View are located at 1840 Gateway Drive, San Mateo, California 94404. Bay View is a diversified financial services company which conducts its business through its primary wholly owned subsidiaries (i) Bay View Bank, a federally chartered stock savings bank, (ii) Bay View Acceptance Corporation, a consumer finance company which originates prime motor vehicle loans through its wholly owned subsidiaries Bay View Credit and Ultra Funding, Inc. and (iii) Concord Growth Corporation, a commercial finance company.

     Information regarding each of the directors and executive officers of Bay View is set forth on Schedule I attached hereto.
Each of such persons is a citizen of the United States.

     During the last five years, neither Bay View nor, to the best of Bay View's knowledge, any of the individuals listed in
Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

     Bay View has acquired beneficial ownership of 330,530 shares of Onyx Common Stock as follows:

     (i) 150,000 shares purchased through open market brokerage transactions using general corporate funds at an aggregate cost of $1,301,877;

     (ii) 180,530 shares purchasable pursuant to the Common Stock Purchase Warrant (the "Warrant") issued to Bay View by Onyx in consideration for Bay View's extension of credit to Onyx pursuant to the Term Loan Agreement between Bay View as lender and Onyx as borrower (the "Term Loan Agreement"). Should Bay View decide to purchase Onyx Common Stock pursuant to the Warrant, Bay View intends to finance such purchase with general corporate funds. The Warrant is included as Exhibit I hereto and incorporated by reference herein.

     None of the persons listed in Schedule I beneficially owns any shares of Onyx Common Stock.

Item 4.     Purpose of Transaction

     The shares of Onyx Common Stock purchased by Bay View as described in Item 5 were acquired for investment. The Warrant was issued to Bay View by Onyx in consideration for Bay View's extension of credit to Onyx pursuant to the Term Loan Agreement. Bay View regularly explores merger, acquisition, strategic alliance and other business combination opportunities that it believes will further its objective of building a diversified financial services company through investments in niche businesses with risk-adjusted returns that enhance shareholder value. On January 26, 1998, Bay View announced the formation of a strategic alliance with Onyx pursuant to which Bay View will purchase certain retail motor vehicle sales contracts originated by Onyx. Bay View does not have any current plans to engage in any other transactions with Onyx. Bay View may, however, depending on market conditions and other factors, purchase additional shares of Onyx Common Stock or dispose of shares of Onyx Common Stock.

     Except as noted above, neither Bay View nor any of the persons listed in Schedule I has any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of Onyx, or the disposition of securities of Onyx;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Onyx or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of Onyx or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of Onyx, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of Onyx;

     (f) any other material change in Onyx's business or corporate structure;

     (g) changes in Onyx's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Onyx by any person;

     (h) causing a class of securities of Onyx to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

     (i) a class of equity securities of Onyx becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

     The aggregate number of shares of Onyx Common Stock beneficially owned by Bay View is 330,530 shares, representing approximately 5.3% of the outstanding shares of Onyx Common Stock. This amount includes 180,530 shares which Bay View has the right to purchase, at any time from time to time, pursuant to the Warrant, at an exercise price of $8.8750 per share (subject to adjustment in the event of a stock dividend, stock split or similar transaction). Bay View has sole voting and dispositive power over all 150,000 shares of Onyx Common Stock which it currently holds, and would have sole voting and dispositive power over all 183,530 shares covered by the Warrant if it were exercised.

     The 150,000 shares of Onyx Common Stock which Bay View currently holds were purchased in open market brokerage transactions, as follows: (i) 6,000 shares purchased on January 21, 1998 at $7.6250 per share; (ii) 4,000 shares purchased on January 22, 1998 at $7.8750 per share; (iii) 6,000 shares purchased on January 22, 1998 at $8.0000 per share; (iv) 29,000 shares purchased on January 23, 1998 at $8.4612 per share; (v) 35,000 shares purchased on January 26, 1998 at $9.0000 per share; and (vi) 70,000 shares purchased on January 27, 1998 at $8.8036 per share.

     The Warrant was executed by Onyx on March 17, 1998.

     None of the individuals identified in Schedule I beneficially owns any shares of Onyx Common Stock.

                           Page 5 of 7

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to the Securities of the Issuer

     Except for the Warrant and the Term Loan Agreement (described below), there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Bay View or any of the persons listed in Schedule I and any other person with respect to any securities of Onyx, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Onyx Common Stock beneficially owned by Bay View is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

     Under the Term Loan Agreement, Bay View, as lender, has agreed to make subordinated term loans to Onyx, as borrower, from time to time as Onyx may request prior to February 24, 2000, in a principal amount up to but not exceeding $10,000,000 at a rate of 9.5% per annum.

Item 7.     Material to be Filed as Exhibits

     Exhibit I:   Common Stock Purchase Warrant.



                           Page 6 of 7

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   BAY VIEW CAPITAL CORPORATION



Date: March 26, 1998               /s/ ROBERT J. FLAX
      -------------------          ---------------------
                                   Robert J. Flax
                                   Executive Vice President,
                                   General Counsel and Secretary










                           Page 7 of 7


























                                                      Schedule I



       Information Regarding Directors and Executive Officers
                           of Bay View



   The name, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Bay View, is set forth below. The address of each person listed below is Bay View Capital Corporation, 1840 Gateway Drive, San Mateo, California 94404.




Name                Position              Principal Occupation,
                    with Bay View         if other than as an
                                          Executive Officer
                                          of Bay View
-----------------   ---------------       -----------------------

Richard E. Arnold   Executive Vice
                    President

Rupert N. Ayton     Senior Vice
                    President

John N. Buckley     Executive Vice
                    President

Paula R. Collins    Director              Principal, The WDG
                                          Companies, San
                                          Francisco, CA

Roger K. Easley     Director              Chairman, President
                                          and Chief Executive
                                          Officer, Seven-Up
                                          Bottling Company of
                                          San Francisco, CA

Robert J. Flax      Executive Vice
                    President, General
                    Counsel & Secretary

Thomas M. Foster    Director              Independent Financial
                                          Consultant

Robert M. Greber    Director              Chairman and Chief
                                          Executive Officer,
                                          Pacific Exchange

David A. Heaberlin  Executive Vice
                    President and Chief
                    Financial Officer


George H. Krauss    Director              Of Counsel, Kutack
                                          Rock, Omaha, NE

John R. McKean      Chairman of the       President, John R.
                    Board                 McKean & Co., (CPAs)
                                          San Francisco, CA

Stephen T. McLin    Director              President and Chief
                                          Executive Officer,
                                          America First Financial
                                          Corporation, San
                                          Francisco, CA;
                                          Chairman and Chief
                                          Executive Officer, STM
                                          Holdings, Inc., San
                                          Francisco, CA

Ronald L. Reed      Executive Vice
                    President

Angelo J. Siracusa  Director              Retired

Edward H. Sondker   President, Chief
                    Executive Officer
                    and Director

W. Blake Winchell   Director              Managing Director,
                                          Generation Ventures,
                                          LLC

























                          EXHIBIT I

             COMMON STOCK PURCHASE WARRANT


































THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), NOR QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY IN FORM AND SUBSTANCE TO THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION AND QUALIFICATION ARE NOT REQUIRED.


Date of Issuance:  February 24, 1998

                 ONYX ACCEPTANCE CORPORATION

                 COMMON STOCK PURCHASE WARRANT


  This certifies that, for value received, BayView Capital Corporation (the "Holder") is entitled, upon the terms and subject to the conditions hereinafter set forth, at any time or from time to time, prior to 5:00 p.m. Pacific Time on February 24, 2004, to subscribe for and purchase from Onyx Acceptance Corporation, a Delaware corporation (the "Company"), One Hundred Eighty Thousand Five Hundred Thirty (180,530) fully paid and non-assessable shares of the Common Stock of the Company for the aggregate exercise price of $1,602,203.75. Hereinafter, (i) the Common Stock of the Company, together with any other equity securities which may be issued by the Company in substitution therefor, is referred to as the "Common Stock," (ii) the shares of the Common Stock purchasable hereunder are referred to as the "Warrant Shares," (iii) the aggregate exercise price payable for all of the Warrant Shares is referred to as the "Aggregate Exercise Price," and (iv) the price payable hereunder for each of the Warrant Shares is referred to as the "Per Share Exercise Price," which shall initially be $8.8750 per share. The Per Share Exercise Price and the number of Warrant Shares are subject to adjustment as hereinafter provided.

 1. Exercisability.
    --------------

  1.1 Exercise of Warrant. This Warrant may be exercised, in whole at any time or in part from time to time, prior to 5:00 p.m. Pacific Time on February 24, 2004 (subject to earlier termination as hereinafter provided), by the Holder (the "Holder") by the surrender of this Warrant (with the subscription form at the end hereof duly executed) at the principal office of the Company, which is currently located at 8001 Irvine Center Drive, Suite 500, Irvine, California 92618, together with proper payment of the Per Share Exercise Price for each of the Warrant Shares as to which the Warrant is being exercised. Payment for Warrant Shares shall be made by certified or bank cashier's check, payable to the order of the Company.

  If this Warrant is exercised in part, this Warrant must be exercised for a number of whole shares of the Common Stock and the Holder shall be entitled to receive a new Warrant covering the number of Warrant Shares with respect to which this Warrant has not been exercised. Upon such surrender of this Warrant, together with the subscription form at the end hereof duly executed and proper payment of the Per Share Exercise Price for each of the Warrant Shares as to which the Warrant is being exercised, the Company will (i) issue, or cause the Company's transfer agent to issue, a certificate or certificates in the name of the Holder for the largest number of whole shares of the Common Stock to which the Holder shall be entitled and, if this Warrant is exercised in whole, in lieu of any fractional share of the Common Stock to which the Holder shall be entitled, cash equal to the fair value of such fractional share (as determined by the last reported selling price of the Common Stock on the last business day before the date the Warrant is exercised), and
(ii) deliver the other securities and properties receivable upon the exercise of this Warrant, if any, or the proportionate part thereof if this Warrant is exercised in part, pursuant to the provisions of this Warrant.

  1.2 Net Issue Election. The Holder may elect to receive, without the payment by the Holder of any additional consideration, shares equal to the value of this Warrant or any portion hereof by the surrender of this Warrant or such portion to the Company, with the net issue election notice annexed hereto duly executed, at the office of the Company. Thereupon, the Company shall issue to the Holder such number of fully paid and nonassessable shares of Common Stock as is computed using the following formula:

                          X = Y (A-B)
                              -------
                                 A
where:

      X = the number of shares to be issued to the Holder pursuant to this Section 1.2.

      Y = the number of shares covered by this Warrant in respect of which the net issue election is made pursuant to this Section 1.2.

      A = the fair market value of one share of Common Stock, as determined in accordance with the provisions of this
          Section 1.2.

      B = the Per Share Exercise Price in effect under this
          Warrant at the time the net issue election is made pursuant to this Section 1.2.

For purposes of this Section 1.2, the "fair market value" per share of the Company's Common Stock shall mean the last reported sale price of the Common Stock on the last business day before the effective date of exercise of the net issue election.

 2. Reservation of Warrant Shares. The Company agrees that, prior to the expiration of this Warrant, the Company will at all times have authorized in reserve, and will keep available, solely for issuance or delivery upon the exercise of this Warrant, the shares of the Common Stock and other securities and properties as from time to time shall be receivable upon the exercise of this Warrant.

 3. Adjustments.

  3.1 Distribution With Respect to Common Stock. If, at any time or from time to time after the date of this Warrant, the Company shall distribute to the holders of the Common Stock, without payment therefor, (i) securities, other than shares of the Common Stock, or (ii) property, other than cash, with respect to the Common Stock, then, and in each such case, subject to Section 3.4 below, the Holder, upon the exercise of this Warrant, shall be entitled to receive the securities and properties which the Holder would hold on the date of such exercise if, on the date of such distribution, the Holder had been the holder of record of the number of shares of the Common Stock subscribed for upon such exercise and, during the period from the date of such distribution to and including the date of such exercise, had retained such shares and the securities and properties receivable by the Holder during such period.

  3.2 Stock Splits, Etc. If, at any time or from time to time after the date of this Warrant, the Company shall issue to the holders of the Common Stock shares of the Common Stock by way of a stock dividend or stock split, then, and in each such case, the Per Share Exercise Price shall be adjusted, or further adjusted, to a price (to the nearest whole cent) determined by dividing (i) an amount equal to the number of shares of the Common Stock outstanding immediately prior to such issuance multiplied by the Per Share Exercise Price as it existed immediately prior to such issuance by (ii) the total number of shares of the Common Stock outstanding immediately after such issuance. Upon each such adjustment in the Per Share Exercise Price, the number of Warrant Shares shall be adjusted by dividing the Aggregate Exercise Price by the Per Share Exercise Price in effect immediately after such adjustment.

  3.3 Reverse Splits, Etc. If, at any time or from time to time after the date of this Warrant, the number of shares of Common Stock outstanding is decreased by way of combination of shares or reserve split, then, and in each such case, the Per Share Exercise Price shall be adjusted, or further adjusted, to a price (to the nearest whole cent) determined by dividing (i) an amount equal to the number of shares of the Common Stock outstanding immediately prior to such event multiplied by the Per Share Exercise Price as it existed immediately prior to such event by
(ii) the total number of shares of the Common Stock outstanding immediately after such event. Upon each such adjustment in the Per Share Exercise Price, the number of Warrant Shares shall be adjusted by dividing the Aggregate Exercise Price by the Per Share Exercise Price in effect immediately after such adjustment.

  3.4. Adjustment for Reorganization, Consolidation, Merger, etc.


   a. Reorganization, Consolidation, Merger, etc. In case at any time or from time to time, the Company shall (i) effect a reorganization, (ii) consolidate with or merge into any other entity or person, or (iii) transfer all or substantially all of its properties or assets to any other entity or person under any plan or arrangement contemplating the dissolution of the Company, then, in each such case, the Holder, on the exercise hereof as provided in Section 1 at any time after the consummation of such reorganization, consolidation or merger or the effective date of such reorganization, consolidation or merger, as the case may be, shall receive, in lieu of the Common Stock (or other securities) issuable on such exercise prior to such consummation or such effective date, the stock and other securities and property (including cash) to which the Holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if the Holder had so exercised this Warrant, immediately prior thereto, all subject to further adjustment thereafter as provided in this Section 3.

   b. Continuation of Terms. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this Section 3.4, this Warrant shall continue in full force and effect, subject to expiration in accordance with Section 1 hereof, and the terms hereof shall be applicable to the shares of stock and other securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the entity or person acquiring all or substantially all of the properties or assets of the Company, whether or not such entity or person shall have expressly assumed the terms of this Warrant.

   c. Notice. The Company shall provide advance notice to the Holder of any reorganization, consolidation, merger, dissolution or other such transaction as soon as practicable, but in no event less than 20 days prior to the consummation of any such transaction.



 4. Fully Paid Stock; Taxes. The Company agrees that the shares of the Common Stock represented by each and every certificate for Warrant Shares delivered on the exercise of this Warrant shall, at the time of such delivery, be validly issued and outstanding, fully paid and non-assessable. The Company further covenants and agrees that it will pay, when due and payable, any and all federal and state stamp, original issue or similar taxes which may be payable in respect of the issue of any Warrant Share or certificate therefor; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance of any certificate for Warrant Shares in a name other than that of the Holder upon any exercise of this Warrant.

 5. Restrictions on Transferability of Securities; Compliance with Securities Act.

  5.1 Restrictions on Transferability. The transferability of this Warrant and the Warrant Shares (as well as any other securities issued in respect of the Warrant Shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event) shall be subject to the conditions specified in this Section 5. The Holder, and any transferee of this Warrant or the Warrant Shares, by its acceptance hereof or thereof, agrees that this Warrant and the Warrant Shares will be taken and held subject to the provisions and upon the conditions specified in this Section 5.

  5.2 Restrictive Legend. This Warrant and each certificate representing (i) the Warrant Shares or (ii) any other securities issued in respect of the Warrant Shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall (unless otherwise permitted or unless the securities evidenced by such certificate shall have been registered under the Securities Act of 1933 (the "Act") be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required under applicable state securities laws), and shall be subject to the provisions thereof:

  THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, (THE "ACT"), OR QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION AND QUALIFICATION ARE NOT REQUIRED.

  5.3 "Market Stand-Off" Agreement. Each Holder hereby agrees that, during the period of duration specified by the Company and an underwriter of Common Stock or other securities of the Company, it shall not, to the extent requested by the Company and such underwriter, directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the Company held by it at any time during such period except Common Stock included in such registration; provided, however, that:

  a. such market stand-off time period shall not exceed 180 days;

  b. all officers and directors of the Company and all other persons with registration rights enter into similar agreements.

  In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to any securities of the Company held by the Holder until the end of such period. If requested to do so by the Company, each Investor shall execute an underwriter's letter in the customary form prior to the registration of the Company's initial public offering.

  Notwithstanding the foregoing, the obligations described in this Section 5.3 shall not apply to a registration relating solely to employee benefit plans on Form S-l or Form S-8 or similar forms which may be promulgated in the future, or a registration relating solely to a Commission Rule 145 transaction on Form S-14 or Form S-15 or similar forms which may be promulgated in the future.

  5.4 Assignability. This Warrant may not be transferred or assigned, in whole or in part, by Holder except where Holder has provided the Company with written notice of its intent to assign or transfer the Warrant and the Company has consented to such assignment or transfer in writing.

 6. Warrant Register. This Warrant is transferable only upon the books of the Company which it shall cause to be maintained for such purpose. The Company may treat the registered holder of this Warrant as he, she or it appears on the Company's books at any time as the Holder for all purposes; provided, however, that upon receipt of notice of an assignment pursuant to Section 5.4, the Company shall revise its books to reflect such new holder(s).

 7. Loss, Etc., of Warrant. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant if mutilated, and upon reimbursement of the Company's reasonable incidental expenses, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

 8. Warrant Holder Has No Shareholder Rights. This Warrant does not confer upon the Holder any right to vote or to consent or to receive notice as a stockholder of the Company, as such, with respect to any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise thereof.

 9. Representations and Warranties of the Holder. Holder hereby represents and warrants that:

  9.1 Authorization. Holder has full power and authority to enter into and purchase this Warrant and any Warrant Shares for which it may be exercised, and the Warrant constitutes Holder's valid and legally binding obligation, enforceable in accordance with its terms.

  9.2 Purchase Entirely for Own Account. This Warrant is sold in reliance upon Holder's representation to the Company, which by Holder's execution of this Warrant Holder hereby confirms, that the Warrant to be received by Holder and the Warrant Shares issuable upon the exercise thereof (collectively, the "Securities") will be acquired for investment for Holder's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Warrant, Holder further represents that Holder does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to person or to any third person, with respect to any of the Securities.

  9.3 Disclosure of Information. Holder believes that it has received all the information it considers necessary or appropriate for deciding whether to purchase the Warrant and any Warrant Shares for which the Warrant may be exercised. Holder further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Warrant and the business, properties, prospects and financial condition of the Company.

  9.4 Investment Experience. Holder is an investor in securities of companies in the development stage and acknowledges that Holder is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Warrant and any Warrant Shares for which the Warrant may be exercised.

   9.5 Accredited Investor. Holder is an "accredited investor" within the meaning of Securities and Exchange Commission ("SEC")
Rule 501 of Regulation D, as presently in effect.

  9.6 Restricted Securities. Holder understands that the Securities Holder is purchasing are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act, only in certain limited circumstances. In this connection, Holder represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Act.

  9.7 Further Limitations on Disposition. Without in any way limiting the representations set forth above, Holder further agrees not to make any disposition of all or any portion of the Securities unless and until:

  a. There is then in effect a Registration Statement under the Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

  b. Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a reasonably detailed statement of the circumstances surrounding the proposed disposition, and (ii) if reasonably requested by the Company, Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances.

 10. Communication. Any notice required or permitted to be given hereunder shall be in writing and shall be deemed to have been given 48 hours after having been deposited in the United States mail, postage prepaid, registered or certified, return receipt requested, addressed to each party in the following manner:

   To the Company:  Onyx Acceptance Corporation
                    8001 Irvine Center Drive, Suite 500
                    Irvine, California  92618
                    Attn:  Don P. Duffy

   To Holder:       Bay View Capital Corporation
                    1840 Gateway Drive, 4th Floor
                    San Mateo, CA  94404
                    Attn: Rupert Ayton - Senior Vice President

  The Company and the Holder may change the address to which such notices are to be addressed to them by giving the other party notice in the manner set forth herein.

 11. Headings. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

 12. Applicable Law. This Warrant shall be governed by and construed in accordance with the internal laws of the State of California.









  In witness whereof, Onyx Acceptance Corporation has caused this Warrant to be executed by its officers thereunto authorized.

Dated:  February 24, 1998            ONYX ACCEPTANCE CORPORATION




                                     By:
                                        ------------------------
                                        John W. Hall
                                        Chief Executive Officer



































                       FORM OF ASSIGNMENT
                       ------------------

               (To Be Signed Only Upon Assignment)


 For value received, the undersigned hereby sells, assigns and transfers unto _____ the right to purchase ______________ shares of Common Stock evidenced by the within Warrant, and hereby appoints ______________________ to transfer the same on the books of Onyx Acceptance Corporation with full power of substitution in the premises.


Date:
      -----------------, ----


                                 -------------------------------
                                 (Signature)


 Note: Signature must conform in all respects to the name of the Warrant Holder as specified on the face of this Warrant in every particular, without alteration or enlargement or any change whatsoever.
























                      EXERCISE FORM

   (To Be Executed By The Warrant Holder If The Holder Desires
           To Exercise The Warrant In Whole Or In Part)

TO: Onyx Acceptance Corporation

  The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant for, and for purchase thereunder, __________________ shares of Common Stock provided for therein and tenders payment herewith to the order of Onyx Acceptance Corporation in the amount of $___________. The undersigned requested that certificates for such shares of Common Stock be issued as follows:


Name:

Address:

Deliver to:

Address:

Date:
      ----------------, ----

                                ---------------------------------
                                (Signature)


 Note: Signature must conform in all respects to the name of the Warrant Holder as specified on the face of this Warrant in every particular, without alteration or enlargement or any change whatsoever.











                  NET ISSUE ELECTION NOTICE


To:  Onyx Acceptance Corporation


 The undersigned hereby elects, pursuant to Section 1.2 of the attached Warrant, to surrender the right to purchase ___________ shares of Common Stock. The Certificate(s) for the shares issuable upon such net issue election shall be issued in the name of the undersigned or as otherwise indicated below.



Date:   _______________________       ___________________________
                                      Signature


                                      ___________________________
                                      Name for Registration


                                      ___________________________
                                      Mailing Address






















